Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					June 30,
(dollars in thousands)	2004	2005	2006	2007(2)	2008(2)	2009(3)	2008(2)
Net income (loss)	$13,155	$41,779	$43,899	$42,432	$2,839	$(33,152)	$9,433
Income tax expense (benefit)	11,305	31,899	34,227	34,816	9,776	(17,392)	10,015
Fixed charges	127,933	147,069	173,889	232,690	242,877	129,362	120,367

Earnings	152,393	220,747	252,015	309,938	255,492	78.818	139,815

Interest expense, Net	75,584	89,160	111,644	166,002	169,150	92,681	84,745
Rents under leases representative of an interest factor (1/3)	51,984	57,544	61,880	66,323	73,362	36,499	35,440
Preferred dividends	365	365	365	365	365	182	182

Fixed Charges	127,933	147,069	173,889	232,690	242,877	129,362	120,367

Ratio of earnings to fixed charges	1.2x	1.5x	1.5x	1.3x	1.1x	0.6x	1.2x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2007 and 2008 and six months ended June 30, 2008 amounts were adjusted to reflect the adoption of FSP APB 14—1 “Accounting for Convertible Debt that may be settled in cash upon conversion (including partial cash settlement)”.

(3)	For the six months ended June 30, 2009, earnings were insufficient to cover fixed charges by $50.5 million.